GMO Fundamental Value Fund
SUB-ITEM 77H

The following shareholders held greater than 25% of the outstanding shares of the Series as of June 30, 2000:

Shareholder

Spelman College
Spelman College - FVAF




The following shareholders ceased to hold greater than 25% of the outstanding shares of the Series during the period March 1, 2000 through June
30, 2000:

Shareholder

None